SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated November 22, 2005

                           Commission File No. 1-14838

                                _______________

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                _______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated November 22, 2005 announcing that Rhodia has launched a 604 million euros rights issue

   Incorporated by reference into Rhodia's Registration Statement on Form F-4

                              (Reg. No. 333-124810)

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[OBJECT OMITTED]
                                                                   PRESS RELEASE

                                                                     Only for US




                RHODIA LAUNCHES A (euro)604 MILLION RIGHTS ISSUE

In line with its recovery plan, the Group is entering a new phase


Paris, November 22, 2005--- Rhodia today announced the launch of a capital increase of (euro)604 million, with preferential subscription rights for existing shareholders. The proceeds from the capital increase will allow Rhodia to strengthen its financial structure by reducing debt and to finance its industrial development projects.

This capital increase will result in the issuance of 549,134,383 new shares with a par value of one euro, realised through issuing preferential subscription rights to the existing shareholders of Rhodia. Shareholders will be entitled to receive one right for each existing share held. 8 preferential subscription rights will entitle their holder to subscribe for 7 new shares, at the subscription price of 1,10 euro per new share.

The preferential subscription rights will be detached on November 24, 2005 for shareholders registered as owning shares at the close of trading on November 23. The subscription period will last for two weeks from November 24, to December 7, 2005 inclusive. During this time, the preferential subscription rights will be listed and negotiable on the Eurolist (Compartiment B) of Euronext Paris. The settlement and listing of the new shares should occur on December 20, 2005.

This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of

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Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press relations
---------------
Lucia Dumas                         Tel 01 53 56 64 84
Anne-Laurence de Villepin           Tel 01 53 56 64 04

Investor relations
------------------
James Palmer                        Tel 01 53 56 64 89

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 22, 2005                    RHODIA

                                           By:    /s/ JEAN-PIERRE LABROUE
                                                  -------------------------
                                           Name:  Jean-Pierre Labroue
                                           Title: General Counsel